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By EDGAR

June 15, 2021	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Alan Campbell

Joe McCann
Nudrat Salik

Brian Cascio

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:         Miromatrix Medical Inc.

Registration Statement on Form S-1

Filed on June 14, 2021

File No. 333-256572

Dear Ms. Ignat and Ms. Baker:

On behalf of Miromatrix Medical Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The above-referenced Registration Statement on Form S-1 was confidentially submitted to the Commission on March 29, 2021, confidentially resubmitted to the Commission on May 6, 2021, publicly filed on May 28, 2021 and publicly refiled on June 10, 2021 (as amended, the “Registration Statement”).

[***] Certain information in this document has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to portions of this letter.

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately $[***] per share.

The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff. The Company’s final price range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

June 15, 2021

Analysis of Stock Option Grants Since December 31, 2019

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuation of its common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant.

The following table summarizes by grant date the aggregate number of shares of common stock subject to options granted since December 31, 2019, the per share exercise price of the options and the fair value of the common stock underlying the options on each grant date:

Grant Date	Aggregate Number of Common Shares	Exercise Price of Award per Share	Fair Value of Common Stock per Share on Grant Date		Date of third- party valuation
February 4, 2020	54,000	$3.75	$	[***]	[***]
April 21, 2020	17,000	$3.75	$	[***]	[***]
July 14, 2020	113,000	$3.75	$	[***]	[***]
July 16, 2020	80,000	$3.75	$	[***]	[***]
November 17, 2020	54,000	$3.75	$	[***]	[***]
December 7, 2020	20,000	$3.75	$	[***]	[***]

February 2020-December 2020 Option Grants

The Company obtained an independent third-party valuation of its common stock as of [***] (the “[***] Valuation”), which it utilized for its options grants on February 4, 2020, April, 21, 2020, July 14, 2020, July 16, 2020, November 17, 2020 and December 7, 2020 (collectively, the “Option Grants”). Based on its consideration of the [***] Valuation, the Company’s board of directors determined that the fair value of the Company’s common stock was $[***] per share as of the date of each of the Option Grants. In determining the [***] Valuation, the independent third-party valuation firm first established certain underlying assumptions, using the closest Treasury rate to the expected term, the historical volatility of the Company’s public peers, accounting for certain projected financial events and analyzing the Company’s capital structure. The independent third-party valuation firm then utilized the backsolve model, relying on the Company’s Series B-2 round of financing, which occurred in October of 2017 and July of 2018 in which shares of Series B-2 Preferred Stock were issued at a price of $7.50 per share (the “Series B-2 Rounds”), to calculate the enterprise value. From there, the independent third-party valuation firm utilized the Black-Scholes option pricing method to allocate the enterprise value to the capital structure, and then finally applied a discount for a lack of marketability, given the limited market for common equity of private companies.

June 15, 2021

[***] Valuation

In March of 2021, the Company obtained an independent third-party valuation of the Company’s common stock as of [***] (the “ [***] Valuation”). In determining the [***] Valuation, the independent third-party valuation firm first utilized the backsolve method, starting with a backsolve to the Series B-2 Rounds, to determine the implied equity value as of the closing of the Series B-2 Rounds in July of 2018. The independent third-party valuation firm then utilized the market approach, adjusting the equity value for Company-specific developments and changes in valuation of comparable public companies between the Series B-2 Rounds and the valuation date. The independent third-party valuation firm then allocated the equity value using the option pricing method (“OPM”), which analyzed the various rights of holders of the Company’s equity securities in a liquidity event, and then finally applied a discount for a lack of marketability, as the shares were unable to readily convert to a cash equivalent prior to a liquidity event. The independent third-party valuation firm determined that the OPM method was appropriate given the high degree of uncertainty regarding the timing, probability and value of possible liquidity events, given that the OPM model utilizes a wide range of possible future equity value distributions.

Analysis of Preliminary IPO Price Range

•	The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the Underwriters. Among the factors that were considered in setting this range were:

o	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

o	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

o	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

o	an assumption about the demand for the Company’s common stock to support an offering of the size contemplated by the Company.

•	The Preliminary IPO Price Range of $[***] to $[***] per share is $[***] to $[***] above the Company’s [***] Valuation. This increase in the price per share fair value of the Company’s common stock is primarily the result of the following key factors:

o	The Company and the third-party valuation specialist utilized quantitative methodologies to determine the historical fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO.

o	The methodology used to determine the historical fair values of the Company’s common stock incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stock and inherently decrease the estimated fair value due to (i) the mix of other expected business equity valuations discounted to a present value and (ii) the application of a discount to a liquidity event, which accounts for lack of marketability. In contrast, the Preliminary IPO Price Range assumes with 100% probability that the Company completes an IPO. As a result, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations.

o	The Preliminary IPO Price Range assumes that an active trading market for the common stock will exist following the IPO and therefore it does not include a discount for lack of marketability. In contrast, the historical fair values of the Company’s common stock took into account that the Company’s common stock was then illiquid, may have never become liquid and, even if an IPO was successfully completed, would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO.

June 15, 2021

o	Subsequent to the [***] Valuation, the Company conducted a $20.0 million Series C financing on May 21, 2021, pursuant to which shares of Series C Preferred Stock were sold at a fair market value of $7.50. This financing strengthened the Company’s balance sheet and the share price provides further support for the Preliminary IPO Price Range as all shares of preferred stock will convert to common stock immediately prior to the completion of the IPO, and therefore, no class of stock will have a liquidation preference after the completion of the IPO.

o	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility and ability to achieve its commercialization goals, increasing the value of the Company’s common stock compared to that of a private company.

In conclusion, the Company respectfully submits to the Staff that the differences between the estimated grant date fair values and the Preliminary IPO Price Range are reasonable and appropriate in light of the considerations outlined above.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (612) 766-8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman
Jonathan Zimmerman

Enclosures

cc:	Jeffrey Ross, Miromatrix Medical Inc.
Brian Niebur, Miromatrix Medical Inc.
Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP